Exhibit 1.1

ProPhase Labs Signs Non-Binding LOI for Proposed Reverse Merger with Advanced Biological Laboratories

Proposed transaction aims to deliver near-term value for ProPhase shareholders, long-term growth for ABL, and create a global, innovation-driven company.

Company to hold a virtual conference call today at 10:00 a.m. ET

UNIONDALE, NY, Dec. 19, 2025 (GLOBE NEWSWIRE) - ProPhase Labs, Inc. (NASDAQ: PRPH) (“ProPhase”) and Advanced Biological Laboratories S.A. (“ABL”), a European biotechnology and MedTech group, today announced that they have entered into a non-binding Letter of Intent (“LOI”) regarding a proposed reverse merger transaction pursuant to which ABL would become the majority owner of the combined entity (the “Proposed Transaction”).

The LOI reflects preliminary understandings only and does not create any obligation to consummate a transaction, except with respect to customary confidentiality and expense provisions. The Proposed Transaction remains subject to completion of due diligence, negotiation and execution of definitive agreements, regulatory approvals, Nasdaq listing requirements, and other customary closing conditions.

While subject to finalization in definitive agreements, the parties have discussed a preliminary, non-binding valuation framework for the legacy ProPhase business that may imply an enterprise value of up to approximately $30 million. Under the terms contemplated in the LOI, subject to applicable law, board approvals, and definitive documentation, ProPhase Labs may declare a special cash dividend of up to $10 million payable to shareholders of ProPhase Labs common stock as of a record date to be determined. Any such cash distribution would be separate from and not part of the merged operating company. Additionally, as described below, all Crown Medical Collections receivables are expected to be carved out for the exclusive benefit of current ProPhase shareholders.

This framework represents the preliminary structure, subject to definitive documentation, for the transaction, expressly excludes certain cash distributions, asset carve-outs, and retained liabilities described below, and is subject to change based on due diligence, capitalization adjustments, financing activity, market conditions and final transaction terms. The parties currently anticipate working toward execution of definitive documentation within approximately 60 to 90 days.

Strategic Rationale and Leadership Commentary

“This LOI represents what we believe is one of the most important strategic developments in ProPhase Labs’ history,” said Ted Karkus, Chief Executive Officer of ProPhase Labs. “The proposed transaction structure is designed to deliver meaningful near-term value to our existing shareholders, while aligning ProPhase within the ABL Group, a global leader in molecular analysis, clinical research, and healthcare innovation that can accelerate the development and long-term potential of our genomics and diagnostic programs.”

Transaction Structure and Operating Focus

The Proposed Transaction envisions that ABL shareholders would own approximately 76% of the combined company at closing. Following completion of the merger, a newly established U.S. subsidiary would hold and operate ProPhase’s Nebula Genomics platform, BE-Smart Esophageal Cancer Test program, and select consumer health businesses, enabling focused capital allocation and strategic execution.

ABL would contribute its global infrastructure, including advanced data processing systems, cloud computing for health data, and financing capabilities. The ABL Group operates successful businesses:

●	ABL Diagnostics (Euronext: ABLD, FR001400AHX6) delivers cutting-edge molecular testing solutions.
●	CDL Pharma provides clinical trial logistics and sample management services.
●	Humedics commercializes the LiMAx® liver function capacity test, a real-time breath test supporting liver surgery and transplantation.

These companies would become sister entities to the new U.S. subsidiary, which is expected to remain under ProPhase’s current management team.

“This proposed transaction represents a highly strategic opportunity for the ABL Group,” said Dr. Chalom B. Sayada, CEO of ABL. “By combining with a Nasdaq-listed U.S. platform, ABL will gain enhanced access to U.S. capital markets and accelerate commercialization of its portfolio in the United States. At the same time, ABL’s international distribution network and regulatory expertise will support global expansion of ProPhase’s BE-Smart Esophageal Cancer Test, Nebula Genomics, and consumer health businesses. This combination is intended to create meaningful, two-way strategic value and reinforces our commitment to innovation, global reach, and sustainable growth.”

Significant Value Carve-Outs for Current ProPhase Shareholders

Under the LOI, ProPhase Labs may declare a special cash dividend of up to $10 million payable to shareholders of record as of a date to be determined. This distribution would be separate from the merged operating company.

Additionally, all Crown Medical Collections receivables are expected to be carved out for the exclusive benefit of current ProPhase shareholders, with anticipated collections of approximately $50 million net. These estimates are forward-looking and subject to significant uncertainty, including collection risk and timing variability.

Together, these elements provide current ProPhase shareholders with a differentiated value pathway independent of the future performance of the combined company.

Allocation of Assets and Liabilities

The combined operating company would assume only those liabilities expressly agreed in definitive documentation, currently contemplated to include approximately $5 million of ProPhase Labs’ existing indebtedness. All other legacy liabilities would remain with ProPhase Labs and would not be obligations of the post-merger entity.

Transaction Status

The proposed transaction remains subject to due diligence, negotiation and execution of definitive agreements, regulatory approvals, Nasdaq listing requirements, and other customary closing conditions. There can be no assurance that a definitive agreement will be reached or that the transaction will be consummated.

CEO to Present to Shareholders

ProPhase will present to shareholders today, December 19, 2025 at 10:00 a.m. ET during the Virtual Non-Deal Roadshow Series hosted by Renmark Financial Communications Inc.

REGISTER HERE:

https://www.renmarkfinancial.com/live-registration/renmark-virtual-non-deal-roadshow-nasdaq-prph-GftGB-XDWX

About Advanced Biological Laboratories S.A.

Advanced Biological Laboratories S.A. (ABL) is a European MedTech and biotechnology group providing integrated solutions for molecular diagnostics, clinical research, and healthcare innovation. ABL operates globally through subsidiaries including ABL Diagnostics, CDL Pharma, and Humedics, delivering advanced testing technologies, clinical trial logistics, and liver function diagnostics to support precision medicine and improve patient outcomes.

About ProPhase Labs, Inc.

ProPhase Labs, Inc. (NASDAQ: PRPH) is a diversified diagnostics and genomics company focused on developing and commercializing innovative solutions for consumer health and precision medicine. Its portfolio includes Nebula Genomics, BE-Smart Esophageal Cancer Test, and other diagnostic programs aimed at improving early detection and personalized care.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Proposed Transaction, anticipated valuations, potential cash distributions, and expected benefits to shareholders. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially. Factors that may affect future results include completion of due diligence, negotiation of definitive agreements, regulatory approvals, market conditions, and other risks detailed in ProPhase Labs’ filings with the SEC. Neither ABL nor ProPhase undertakes any obligation to update forward-looking statements except as required by law.

Media Relations Contact:

ProPhase Labs, Inc.

investorrelations@prophaselabs.com

Investor Relations Contact:

Dave Gentry, CEO

RedChip Companies, Inc.

1-800-REDCHIP (733-2447)

1-407-644-4256

PRPH@redchip.com

Retail Investor Relations Contact:

Renmark Financial Communications

John Boidman: jboidman@renmarkfinancial.com

Tel.: (416) 644-2020 or (212) 812-7680

www.renmarkfinancial.com